September 26, 2013

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington,  D.C.  20549-7561

Re:                             GeoPark Limited
Registration Statement on Form F-1

Filed September 9, 2013

File No. 333-191068

Dear Mr. Schwall:

By letter dated September 19, 2013 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (the “Registration Statement”) of GeoPark Limited (formerly known as GeoPark Holdings Limited) (the “Company”) relating to a proposed offering in the United States of common shares (“Shares”). The Company has provided responses to your comments as indicated below. To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter.  References to page numbers in the F-1 are to page numbers in the marked copy of the F-1 provided to you today.

Prospectus Inside Cover Page

1.                                      Please revise your artwork to reflect a clear illustration of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02, available on our website.

The Company acknowledges the Staff’s comment and respectfully notes that it has revised the artwork to comply with Compliance and Disclosure Interpretation 101.02.

Prospectus Summary, page 1

Our operations, page 4

2.                                      You disclose here and at page 36 that you have eight pending Brazilian concessions expected to be incorporated upon completion of your pending Brazil Acquisitions.  However, your description of your Brazil Acquisitions at page iii and elsewhere throughout the prospectus references seven new concessions. Please advise or revise.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has signed the concession agreements relating to the seven pending concessions referenced on page 14 under “Recent developments—Award of seven licenses in Brazil” on September 17, 2013. The Company further informs the Staff that the agreements remain subject to final execution by the ANP’s director general. Accordingly, the prospectus has been revised throughout the prospectus reflect the change.  The Company respectfully advises the Staff that the Rio das Contas acquisition, which will provide the Company with an eighth concession in Brazil, is expected to close by the end of 2013.

3.                                      We note your inclusion of a cross-reference to the tabular disclosure of your assets at pages 7-8 in response to prior comment 9. Please tell us why your tabular disclosure does not include your working interest in the Arrendajo, Abanico and Cerrito blocks in Columbia. In addition, please clarify in the description of the map at page 5 that your Brazilian operations are pending.

The Company acknowledges the Staff’s comment and has revised the tabular disclosure on pages 8-9 to include its working interest in the Arrendajo, Abanico and Cerrito blocks in Colombia.  In addition, the Company has clarified in the description of the map on page 6 that the Rio das Contas operation is pending.

Business, page 162

4.                                      Please provide objective, third party support for your statement that “[i]n Chile, [you] are the first and the largest non-state-controlled oil and gas producer.”

The Company acknowledges the Staff’s comment and respectfully notes that it has supplementally provided the Staff with documentation responsive to the comment in a separate letter mailed to you today. Pursuant to Securities Act Rule 418, the letter shall not be deemed to be filed with, or part of or included in, the Registration Statement.

Developed and undeveloped acreage, page 186

5.                                      Your response to comment 44 in our August 23, 2013 letter describes the developed and undeveloped acreage as “assignable to proved reserves”. The applicable description is “assignable to productive wells” for developed acreage as prescribed in Item 1208(a) of Regulation S-K. Please revise your disclosure to comply with Item 1208.

The Company acknowledges the Staff’s comment and respectfully notes that it has amended the disclosure accordingly.

Our Customers, page 202

6.                                      We note your prior response to prior comment 27 and re-issue it in part. Please file the ENAP Oil Sales Agreement. In that regard, we note your disclosure at page 188 that “[i]f ENAP or Methanex ceased purchasing oil or natural gas altogether, the loss of such customer could have a detrimental effect on our production volumes in general and on our ability to find substitute customers to purchase our production volumes.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the ENAP Oil Sales Agreement has previously been filed as Exhibit 10.14 to the Registration Statement filed on September 9, 2013.  The Company has revised the caption to 10.14 to include a reference to the ENAP abbreviation in parenthesis. The Company has filed herewith the Methanex Agreement and the amendments thereto as Exhibits 10.15, 10.16, 10.17, 10.18 and 10.19 to Amendment No. 1 to the Registration Statement, and advises the Staff that a confidential treatment request relating to the Methanex Agreement and certain amendments has also been submitted under separate cover with the Staff.

Principal shareholders, page 223

7.                                      Please revise your disclosure to reflect all shares held by Mr. Quamme. In that regard, we note that footnote 3 of your principal shareholders table indicates that Mr. Quamme holds an additional 5,871 shares that are not reflected in the table.

The Company acknowledges the Staff’s comment and respectfully notes that it has revised its disclosure accordingly on pages 222, 224 and 225 of the Registration Statement.

8.                                      We note your response to prior comment 23. Provide comparable information for IFC Equity.

The Company acknowledges the Staff’s comment and respectfully notes that it has provided comparable information for IFC Equity Investments on pages 224 and 225 of the Registration Statement.

Certain tax considerations, page 223

9.                                      Please revise this heading to delete the term “certain” therefrom and replace it with the term “material.” In that regard, we note Exhibit 8.1 refers to statements in the prospectus under the caption “Material taxation considerations.”

The Company acknowledges the Staff’s comment and respectfully notes that it has revised the heading to “Material tax considerations.”

Selected Explanatory Notes, page F-10

Table 5—Net proved reserves of oil, condensate and natural gas, page F-77

10.                               Your response to our prior comment 46 attributed your 2011 proved reserve revisions to lower performance and to reserve categorization from proved to probable. 2012 revisions were attributed to the reduction in contracted gas sales to the Methanex plant. Please amend your document to disclose this information.

The Company acknowledges the Staff’s comment and respectfully notes that it has updated the disclosure on page F-77  to include the requested information in Table 5 regarding “revisions.”

11.                               Your response to our prior comment 47 stated that you attributed proved developed reserves of 2.48 MMBOE to the 19.9 net productive wells drilled in 2012. Your response 41 indicates 1 MMBOE was added by extensions/discoveries to your 2012 PUD reserves. This 3.48 MMBOE addition (proved developed plus proved undeveloped) due to 2012 extensions/discoveries does not agree with the 2012 addition of 3.05 MMBOE (2670 MBO plus 2256 MMCFG) by extensions/discoveries on page F-77. Please reconcile this difference to us and amend your document if necessary.

The Company acknowledges the Staff’s comment and notes that estimates of net proved developed reserves associated with wells drilled and successfully completed in Colombia and Chile during 2012 at the time of completion associated with the 19.9 net productive wells should be 3.275 MMBOE (in lieu of 2.48MMBOE). Of that volume, 2.050 MMBOE of net proved developed reserves were associated with 12 net productive wells drilled in Chile and 1.225 MMBOE of net proved developed reserves were associated with 7.9 net productive wells drilled in Colombia.  At year-end 2012, 1.00 MMBOE were associated with net proved undeveloped locations in Chile.

Exhibit 5.1

12.                               Please have counsel revise their opinion to delete the reservation that the term non-assessable be “subject to any contrary provision in any agreement in writing between the Company and the holder of shares” or tell us why you believe it is necessary and appropriate to file an opinion that is conditioned on this reservation.

The Company acknowledges the Staff’s comment and respectfully notes that Bermuda counsel has revised their opinion to delete the reservation. The Company has re-filed Exhibit 5.1.

Exhibit 8.1

13.                               Please have counsel date their opinion.

The Company acknowledges the Staff’s comment and respectfully notes that counsel have included a placeholder for their opinion to be dated prior to effectiveness of the Registration Statement. The Company has re-filed Exhibit 8.1.

Exhibit 23.5 — Consent of Ernst & Young Terco Auditores Independentes S.S.

14.                               It does not appear that the consent from Ernst & Young Terco Auditores Independentes S.S. is dated. Please obtain and file a currently dated consent. Refer to Item 601(B)(23) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully notes that it has obtained and filed a currently dated consent from Ernst & Young Terco Auditores Independentes S.S.

*  *  *  *

Should you have any questions about the responses contained herein, please contact Maurice Blanco of Davis Polk & Wardwell LLP at (212) 450-4086,  Martin Barbafina  of Price Warehouse & Co. S.R.L. at +54 11 4850 4762, or Thomas C. Pence, P.E. of Degolyer and McNaughton at (214) 891-1195, or myself at +56 (2) 2242 9600.

Very truly yours,

/s/ Juan Pablo Spoerer

Juan Pablo Spoerer
Chief Financial Officer

Enclosures

cc:	Pedro Aylwin Director of Governance and Legal GeoPark Limited
cc:	Maurice Blanco Davis Polk & Wardwell LLP
cc:	Martin Barbafina Price Waterhouse & Co. S.R.L.
cc:	Thomas C. Pence, P.E. DeGolyer & MacNaughton
cc:	John Vetterli White & Case LLP